                                               1934 Act Registration No. 1-13230

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of April 2003

                   CHINA EASTERN AIRLINES CORPORATION LIMITED

                 (Translation of registrant's name into English)

                              2550 Hong Qiao Road
                        Hong Qiao International Airport
                                Shanghai 200335
                         The People's Republic of China
                                (8621) 6268-6268
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                      Form 20-F   X     Form 40-F
                               -------           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes               No    X
                          -------          -------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82           )
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                                     EXHIBIT

Exhibit
Number                                                                                         Page
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1.1       Announcement regarding the impact on the Company as may result from the                4
          outbreak of atypical pneumonia and Gulf War II, and the notification of recent increase in the price and in the trading volume of the Company's shares, dated
          April 16, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CHINA EASTERN AIRLINES CORPORATION LIMITED
                                                     (Registrant)


Date: April 17, 2003                 By: /s/ YE YIGAN
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                                         Name: Ye Yigan
                                         Title: Chairman of Board of Directors